June 5, 2012

RE: Cash offer for your Behringer Harvard Opportunity REIT II investment.

Dear Fellow Shareholder,

You may have recently read that Behringer Harvard Opportunity REIT II’s share repurchase program has been suspended (other than for shareholders who are deceased, disabled, or in a long-term care facility), but you can still sell your shares, even if you don’t qualify as such.  CMG will pay you $2.00 per Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on July 20, 2012, and we are only accepting 1,500,000 shares, so it may be advisable to send in the form promptly if you want to sell.

Behringer Harvard Opportunity REIT II has suspended its share redemption program except for shareholders who are deceased, disabled, or confined to a long-term care facility and is not listed on any exchange, so if you want or need your cash, this offer provides you with the ability to cash out. You may also be able to sell your shares now in auctions, possibly at higher prices, though to our knowledge, no such trade has occurred in the past year.  Moreover, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.  If you sell to us, you can lock in your price and get your cash promptly.  Further, if you sell now, you avoid the risks of holding onto the REIT, which has generated losses over the past few years and will not be making regular distributions.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. We will mail your check within 3 business days of our receipt of written confirmation that the trade is completed from Behringer Harvard’s transfer agent, which we would typically expect to receive within 3 weeks of the offer’s expiration date.  In certain cases (such as in the event that your shares are owned in an IRA, or if your tender is not completed properly) the transfer and payment can take longer. There are no financing contingencies with this offer. Please carefully read the Agreement of Assignment and Transfer enclosed, as well as the Offer, which is available at our website (www.cmginvestments.com/bhorII.pdf), at the SEC’s EDGAR website, or for free by calling the number below, and the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out, Medallion Signature Guarantee, and mail in the Agreement of Assignment and Transfer by July 20, 2012 if you wish to take advantage of this offer.
There is limited or no trading of Behringer Harvard Opportunity REIT II in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported no trades of Shares in the past year.  Further, auction trades can be burdensome and typically involve substantial fees and commissions. Behringer Harvard Opportunity REIT II’s share repurchase program had last been repurchasing shares at $9.50 per share—which exceeds our offer price.  However, as noted, this program has been suspended except in cases of death, disability, or confinement in a long-term care facility since April 2012, and will be until further notice.  Furthermore, if the program is reinstated it will likely repurchase shares at lower prices. We have estimated that its per share value is $3.45, and the REIT has stated that its estimate is $9.50 but states that their estimate “bears no relationship to the book or net value of our assets or to our expected operating income.”

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred, which in most cases we would expect to receive within 3 weeks of the offer’s expiration date.  You are not required to take any action in response to this Offer if you do not wish to sell your Shares.

CMG is not affiliated with Behringer Harvard Opportunity REIT II or its management, has not sought their approval of this Offer, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 1,500,000 Shares, or 5.79% of the total shares outstanding, and will expire at 5:00 P.M. PST on July 20, 2012.

Shortly, you should receive a letter from Behringer Harvard Opportunity REIT II regarding our offer, which you may wish to consider prior to making a decision about selling your shares.  More information about the company is available from Behringer Harvard Opportunity REIT II or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a discount to our estimate of the NAV of the REIT ($3.45 per share).  Whether or not our estimate is correct, we believe that the company’s shares are worth more than our offer price, and therefore, our offer may not represent a fair assessment of the shares’ potential value if a liquidation of the company’s assets or a listing of its Shares were to occur.

•           Any and all dividends paid or payable to you by the company on or after July 20, 2012, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares; further, the sale proceeds for your Shares will be reduced by the amount of such dividends as if you had received them.